Filed by Liberty Media Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Liberty Media Corporation

Commission File No.: 001-33982

Subject Company: Liberty Entertainment, Inc.

Commission File No.: 333-158795

Excerpt from the Conference Call Transcript of

Liberty Media Corporation at the

Barclay’s Capital Wireline and Wireless Conference

Held on May 27, 2009

Vijay Jayant  - Barclays Capital - Analyst

Let’s start digging through each of these tracks a little more. We had Chase earlier today on the DirecTV story and I think the topic du jour seems to be the ability to do buybacks — the prospect of doing a tender and generally what’s the right capital structure for DirecTV now and once the transaction is completed for the long haul? What is your thinking on all those things and how do you get there?

Greg Maffei  – Liberty Media Corporation - President, CEO

Well, I think on the first question about buybacks, within volume limitations that we’ve been under, as all public companies are under in repurchasing stock, there is a fair amount of flexibility for DirecTV to repurchase stock prior to the time that a proxy is issued. There is a prohibition between the time the proxy is issued and the closing of the transaction, which we would expect would be a relatively short period of time.

Then there is a little less clarity, but I think we have a fair amount of confidence that we will be able to get some rulings and workarounds that we’ll be able to repurchase stock relatively freely post the transaction. That’s not absolutely clear. But that’s where I think we will end up.

Second question, I guess, about leverage. I think it’s pretty clear that DirecTV is under leveraged. We’ve been saying that for a while. DirecTV has bought back — completed a $2 billion authorization, is in the middle of another authorization, has the high-quality problem of throwing off roughly almost $200 million a month in free cash flow. So just share repurchase to stay even has been the challenge.

While you may not have the leverage ratios of 3 to 4 times that we might’ve thought of in other capital markets, even in these capital markets, with net — even pro forma for the transaction, net debt being somewhere around one times looks fairly underleveraged. So I think there is room for it to grow, the debt. Whether that is at 1.5, 2, we’ll see.

As I said, they’re going to have to do a lot of back just to get — hold the ratio constant, particularly with a growing EBITDA. So I think the — at the moment, it’s somewhat academic about whether they are going to get to 1.5 or 2, etc..

Vijay Jayant  – Barclays Capital - Analyst

Just philosophically, John Malone’s mantra has been in a lot of those companies, the leveraged equity shrinks. While obviously DirecTV is underleveraged, but given its growth profile, as an operator, as a CEO, what do you think is the right leverage?

Greg Maffei  – Liberty Media Corporation - President, CEO

Well, I think you can’t absolutely say that in a vacuum because what are you going to use the cash for? What is the availability of debt? What is the risk premium associated with having that incremental debt? All of those are issues that I think are not static.

We have had and we will see — back to the first question about how much share repurchase can be done — we’ve had an aggressive share buyback program at Direct. I suspect, with the caveats about what can be done in those periods, I suspect there will be a continuing aggressive share buyback program at DirecTV, given our feeling, my feeling, and I believe Chase’s and the rest of the Board’s as well, that the stock is relatively underpriced, given the growth profile, given the free cash flow increased — increases that are coming and have been coming.

So, we are chasing — I’m in a hypothetical because we aren’t even able — as I said, just the buyback rate is there.

Now, could something come along that changes the — that you want to have some firepower to do? I don’t see any major acquisitions planned by DirecTV, but that possibility is not one you would want to absolutely foreclose either.

Vijay Jayant  – Barclays Capital - Analyst

Once the DirecTV merger with Liberty is completed, sometime in the fall, I think, what’s next? Are you — I think — and the press has suggested and the investment community has suggested there could be potentially some M&A with telcos or something else. How do you sort of see — from the next move post- now that you consolidated the ownership into one security, what is the next big move at DirecTV, do you think?

Greg Maffei  – Liberty Media Corporation - President, CEO

As I think Chase and we talked about on — at the time the transaction was announced, obviously creating one class of stock or rather one class of shareholders — there is difference in voting — makes any potential transaction really doable. Where it was before it was almost unimaginable, given Liberty’s reluctance to pay a corporate level tax, which would be onerous. It was very — almost impossible to imagine a — any kind of transaction like that.

But on a broader scale, I think you are seeing something shake out, which forebode well for Direct. We’ve obviously seen large growth in things like net adds, partly driven by our partnerships with the telcos. We are now the partner of choice for the three largest telcos in the United States. That has been great on the wireline side.

I think there is another leg coming that will continue to be of use, which is what’s going to happen when we get to 4G, and I think there is an opportunity to see a real divergence with really three strategies out there. The cable companies pursuing somewhat reluctantly, somewhat uncertainly, because it’s a consortium — a strategy with clearwire, which may or may not be scalable and certainly has some issues around direction. Charlie seemingly playing some of his own — you know, buying up Spectrum and less crisp about where he is going with it but maybe pursuing his own path, and then we really being the partner of choice for those telcos.

So I think they are going to have a large — Verizon and AT&T, in particular, are obviously going to have a large opportunity in the 4G space and one that could be very interesting for us to work with them. That, I think, is going to lead to tighter partnership of all times, all forms. Whether that leads to some kind of a acquisition transaction, I don’t know, but I think it’s going to lead to us being closer and closer with them — aligned in reasons why we will be closer.

Unidentified Audience Member

Until Liberty Entertainment and DirecTV close, are there any legal reasons why you couldn’t buy back shares in your other trackers, if you thought it was attractive?

Greg Maffei  – Liberty Media Corporation - President, CEO

I think there are some issues around the Morris trust and how share counts are done that would cause us to be very cautious about that.

Unidentified Audience Member

(Inaudible question - microphone inaccessible) go away after this (multiple speakers)?

Greg Maffei  – Liberty Media Corporation - President, CEO

I think it becomes a nonissue after completion of the LEI — not even the merger, but the LEI spin. Right, because — just so people understand, we are going to complete the split-off first. It might be the case that the merger is nearly co-terminous but it’s also possible that the split-off is completed, and one or several months go by before the merger is completed.

Unidentified Audience Member

After the LMDIA spin is done, and you’ve put the Starz media inside of LSTARZA, does it make sense to have a separate tracking (multiple speakers) for Starz or would you do a hard spin of that? Would you combine it with the other assets? And what makes sense from a timing perspective?

Greg Maffei  – Liberty Media Corporation - President, CEO

I don’t think we’ve figured that out, what we will do ultimately. Could you potentially get to a hard spin of Liberty Starz? Maybe. I don’t see any reason right now to combine it with the other trackers.

Remember, one of the reasons why we didn’t send it originally out was because we were fear about credit and about support for the debt levels. I think we are getting more comfortable with that and if we get some refinancings done and the like, we might get there, but that was one of the initial reasons why it was not put into LMDIA and split off.

The way it was done, it was left behind. It was the fear of that or the desire to provide more security around the debt and about fairness to the other trackers who were bearing that debts. And so, I think you’d have to get comfortable that we’ve worked our way through that, as well.

***

The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about business strategies, market potential and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the completion of the proposed split-off of a majority of the businesses of the Liberty Entertainment group and the proposed related business combination with DIRECTV. These forward looking statements speak only as of the date of this conference, and Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty and DIRECTV, including each’s most recent Form 10-K and Form 10-Q for additional information about the risks and uncertainties related to Liberty’s and DIRECTV’s businesses which may affect the statements made in this transcript.

Additional Information

Nothing in this presentation shall constitute a solicitation to buy or an offer to sell shares of Liberty Entertainment, Inc. (LEI), the new DIRECTV or any of the Liberty Media tracking stocks.  The offer and sale of shares in the proposed split-off and the proposed related business combination with DIRECTV will only be made pursuant to one or more effective registration statements. Liberty stockholders and other investors are urged to read the registration statements to be filed with the SEC, including the proxy statement/prospectuses to be contained therein, because they will contain important information about these transactions.  A copy of the registration statements and the proxy statement/prospectuses, once filed, will be available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transactions. Information regarding the directors and executive officers of each of Liberty, LEI and the new DIRECTV and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC.